UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Anthony J. Horan

Corporate Secretary

JPMorgan Chase & Co.

270 Park Avenue

New York, NY 10017

Telephone: (212) 270-3446

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 2 OF 18

1	NAME OF REPORTING PERSON JPMorgan Chase & Co. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-2624428
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 11,500,000(1)
8 SHARED VOTING POWER 1,478,295(1)(2)
9 SOLE DISPOSITIVE POWER 11,500,000(1)
10 SHARED DISPOSITIVE POWER 1,478,295(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,978,295(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.91%(1)(3)
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 1,057,800 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 3 OF 18

1	NAME OF REPORTING PERSON J. P. Morgan Ventures Corporation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3471824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 300 (1)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 300 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%(1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Items 4 and 5 below.
(2)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 4 OF 18

1	NAME OF REPORTING PERSON J. P. Morgan Whitefriars Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 22-2252041
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 445,343(1)(2)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 445,343(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,343(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.31%(1)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 26,800 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 5 OF 18

1	NAME OF REPORTING PERSON J. P. Morgan Securities Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 13-3379014
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 1,032,652(1)(2)
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER 1,032,652(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,032,652(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.71%(1)(3)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	See Items 4 and 5 below.
(2)	Includes call options with respect to 1,031,000 shares.
(3)	This percentage is based upon 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 6 OF 18

Item 1 Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 383 Madison Avenue, New York, New York 10179.

Item 2 Identity and Background

This Statement is being filed by JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), on behalf of itself and its wholly owned direct and indirect subsidiaries, J.P. Morgan Securities Inc., a Delaware corporation, J.P. Morgan Ventures Corporation, a Delaware corporation, and J.P. Morgan Whitefriars Inc., a Delaware corporation (collectively, the “Filing Parties”) pursuant to a Joint Filing Agreement, dated as of April 3, 2008, a copy of which is attached as Exhibit 1 hereto. The business address of each of the Filing Parties is 270 Park Avenue, New York, New York 10017, except the business address of J.P. Morgan Whitefriars Inc. is 500 Stanton Christiana Road, Newark, Delaware 19713. JPMorgan Chase is a financial holding company. J.P. Morgan Securities Inc. is a U.S. investment banking firm and a registered broker-dealer engaged in the securities business. J.P. Morgan Ventures Corporation engages in proprietary trading activities. J.P. Morgan Whitefriars Inc. owns equity and debt securities, including as hedges for various derivatives books. JPMorgan Chase is not controlled by any person or persons.

Neither the present filing nor anything contained herein shall be construed as an admission that any of the Filing Parties constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

Set forth on Schedule I to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

During the last five years, none of the Filing Parties, nor, to the knowledge of each of the Filing Parties, any of the persons listed on Schedule I to this Statement, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule II hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

On March 24, 2008, JPMorgan Chase acquired 11,500,000 shares of Common Stock in the open market. The aggregate purchase price of $140,724,350 was paid out of working capital. The additional shares (and call options with respect to shares) beneficially owned by the Filing Parties referenced in Item 5 were purchased on the open market. Shares (and call options with respect to shares) purchased within the sixty day period through March 24, 2008, are set forth in Item 5(c) to this Statement. The dates and the amounts paid for the shares (or exercise price of the options) purchased within the past sixty days are set forth in Schedule III to this Statement and incorporated herein by reference. All purchases were made out of working capital.

None of the individuals listed on Schedule I of this Statement has contributed any funds or other consideration towards the purchase of the shares of Common Stock.

Item 4 Purpose of Transaction

JPMorgan Chase acquired the shares of Common Stock in order to increase the likelihood that the plan to rescue Bear Stearns will be completed.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 7 OF 18

On March 16, 2008, as part of a rescue plan entered into with the assistance of the Federal Reserve Bank of New York, and with the support of the U.S. Department of the Treasury, JPMorgan Chase and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of JPMorgan Chase will merge with and into the Issuer, with the Issuer continuing as the surviving corporation and as a wholly-owned subsidiary of JPMorgan Chase. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2008, and is incorporated into this Statement by reference. In connection with the Merger Agreement and as an integral part of the rescue plan, on March 16, 2008, JPMorgan Chase also entered into a guaranty under which it guarantied certain trading obligations of the Issuer and its subsidiaries (the “Guaranty”). The announcement of the original Merger Agreement and the Guaranty was intended to stabilize the Issuer’s liquidity position and prevent the bankruptcy of the Issuer.

Following the announcement of the rescue plan, as a result of the significant uncertainty regarding whether the rescue and associated merger would be completed, it became apparent that the Issuer’s continued financial viability remained in jeopardy. The Issuer continued to suffer departures and threatened departures of its customers, counterparties and employees and the Issuer was unable to obtain funding other than from the Federal Reserve Bank of New York and JPMorgan Chase. In order to bring greater certainty to the likelihood that the rescue would be completed, on March 24, 2008, JPMorgan Chase and the Issuer entered into an Amendment to the Merger Agreement (the “Amendment”), which is filed as Exhibit 2.1 to JPMorgan Chase’s Current Report on Form 8-K filed March 24, 2008, and is incorporated into this Statement by reference. In connection with the Amendment, JPMorgan Chase and the Issuer entered into a Share Exchange Agreement, dated as of March 24, 2008 (the “Share Exchange Agreement”), under which JPMorgan Chase has agreed to acquire, subject to the terms and conditions (including receipt of applicable regulatory approvals) set forth in the Share Exchange Agreement, 95 million shares of Common Stock, in exchange for the issuance by JPMorgan Chase to the Issuer of 20,665,350 shares of JPMorgan Chase’s common stock, par value $1.00 per share, and for JPMorgan Chase’s entry into the Guaranty and the Fed Guaranty described below. In connection with the consideration of the revised terms of the merger described above, the Audit Committee of the Issuer’s board of directors determined that the delay necessary to secure stockholder approval otherwise required by the general rules of the New York Stock Exchange prior to the consummation of the transactions contemplated by the Share Exchange Agreement would seriously jeopardize the financial viability of Bear Stearns and expressly approved Bear Stearns’ decision not to seek stockholder approval for the issuance and sale of the shares of Common Stock to JPMorgan Chase in reliance on an exception contained in the New York Stock Exchange rules. The share exchange is expected to occur on or about April 8, 2008.

In connection with and as a condition to the foregoing, on March 24, 2008, JPMorgan Chase entered into an amended and restated Guaranty (the “Enhanced Guaranty”), which is filed as Exhibit 99.1 to JPMorgan Chase’s Current Report on Form 8-K filed March 24, 2008, and a guaranty, dated as of March 23, 2008, in favor of the Federal Reserve Bank of New York (the “Fed Guaranty”), which is filed as Exhibit 99.2 to JPMorgan Chase’s Current Report on Form 8-K filed March 24, 2008, all of which are incorporated into this Statement by reference. Under the Enhanced Guaranty, JPMorgan Chase agreed to guaranty liabilities of Bear Stearns and certain of its subsidiaries arising under revolving and term loans, contracts associated with Bear Stearns’ trading business and obligations to deliver cash, securities or property to customers pursuant to customary custody arrangements. Under the Fed Guaranty, JPMorgan Chase guarantied the borrowings of the Issuer and its subsidiaries from the Federal Reserve Bank of New York.

Following the announcement of these new commitments by JPMorgan Chase, on March 24, 2008, JPMorgan Chase acquired 11,500,000 shares of Common Stock in order to increase the likelihood that the plan to rescue Bear Stearns will be completed.

Under the terms of the Merger Agreement, as amended by the Amendment, JPMorgan Chase is entitled to oversee the business, operations and management of the Issuer and its subsidiaries in JPMorgan Chase’s reasonable discretion.

Depending upon market conditions and other factors, JPMorgan Chase currently expects to continue to acquire beneficial ownership of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise. JPMorgan Chase expects that after such purchases (and consummation of its purchase of 95 million shares referenced above), it may own as much as 49.5% of the then outstanding Common Stock. JPMorgan Chase reserves the right to change its intention without further notice, except as may be required by law.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 8 OF 18

Except as set forth in this Statement or such as would occur upon completion of any of the actions discussed above, JPMorgan Chase does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5 Interest in Securities of the Issuer

(a) through (b)

As of March 24, 2008, JPMorgan Chase beneficially owned 12,978,295 shares of Common Stock, or approximately 8.91% of the outstanding shares of Common Stock based on 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008, as reported directly by the Issuer to the Filing Parties. Of such shares, JPMorgan Chase had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 11,500,000 shares of Common Stock, and shared voting and dispositive power with the other Filing Parties with respect to 1,478,295 shares (including 1,057,800 shares which one or more Filing Parties have the right to acquire under call options). After JPMorgan Chase acquires the shares pursuant to the terms of the Share Exchange Agreement, JPMorgan Chase will hold and have the sole power to vote and dispose of shares representing an additional 95,000,000 shares of the Issuer. Based on JPMorgan Chase’s current beneficial ownership and after issuance of the 95,000,000 shares to be acquired pursuant to the Share Exchange Agreement, JPMorgan Chase expects to beneficially own 107,978,295 shares or 44.86% of Issuer’s shares then outstanding (based on 145,727,555 shares of Common Stock issued and outstanding as of March 24, 2008 plus the newly issued 95,000,000 shares). As the completion of the transaction contemplated by the Share Exchange Agreement is subject to certain conditions, including receipt of certain regulatory approvals, JPMorgan Chase will not beneficially own such 95,000,000 shares until such transaction is completed.

(c) Transactions during the past sixty days

Schedule III to this Statement sets forth transactions in the Common Stock and call options on such Common Stock which were effected during the sixty day period from January 25, 2008 through March 24, 2008. The transactions described in Schedule III were effected on the New York Stock Exchange, NYSE Arca, International Securities Exchange, Chicago Board Options Exchange, Philadelphia Stock Exchange, American Stock Exchange, Boston Options Exchange, NASDAQ, Chicago Stock Exchange, or the over-the-counter markets. Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Parties or, to the knowledge of any of the Filing Parties, any of the persons listed on Schedule I hereto, during the sixty day period from January 25, 2008 through March 24, 2008.

(d) Right to receive dividends or proceeds

Not applicable.

(e) Beneficial ownership of less than five percent

Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 are hereby incorporated herein by reference. Except as described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any such persons and any other person with respect to any securities of the Issuer.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 9 OF 18

Item 7 Material to be Filed as Exhibits

Exhibit No.	Description
1.	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)

2.	Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2008)

3.	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 23, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

4.	Share Exchange Agreement, dated as of March 23, 2008, by and between The Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

5.	Amended and Restated Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

6.	Fed Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 10 OF 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2008

JPMORGAN CHASE & CO.

By:	/s/ Anthony J. Horan
Name:	Anthony J. Horan
Title:	Corporate Secretary

J.P. MORGAN SECURITIES INC.

By:	/s/ Anthony J. Horan
Name:	Anthony J. Horan
Title:	Assistant Secretary

J.P. MORGAN VENTURES CORPORATION

By:	/s/ Kathleen A. Juhase
Name:	Kathleen A. Juhase
Title:	Assistant Secretary

J.P. MORGAN WHITEFRIARS INC.

By:	/s/ Colleen A. Meade
Name:	Colleen A. Meade
Title:	Assistant Secretary

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 11 OF 18

Schedule I

Directors and Executive Officers of the Filing Parties

Set forth below is the name and present principal occupation or employment of each director and executive officer of JPMorgan Chase & Co. and the other Filing Parties. Unless otherwise noted, the business address of each of the directors and executive officers is c/o JPMorgan Chase & Co. Each person listed below is a citizen of the United States, except Ian R. Lyall and Peter W. Smith, who are citizens of the United Kingdom.

Directors and Executive Officers of JPMorgan Chase & Co.

Directors

Name and Business Address	Principal Occupation or Employment
Crandall C. Bowles JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman of Springs Industries Inc.

Stephen B. Burke JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	President of Comcast Cable Communications, Inc.

David M. Cote JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman and Chief Executive Officer of Honeywell International Inc.

James S. Crown JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	President of Henry Crown and Company

James Dimon JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman and Chief Executive Officer of JPMorgan Chase

Ellen V. Futter JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	President and Trustee of the American Museum of Natural History

William H. Gray, III JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman of the Amani Group

Laban P. Jackson, Jr. JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman and Chief Executive Officer of Clear Creek Properties, Inc.

Robert I. Lipp JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Senior Advisor of JPMorgan Chase

David C. Novak JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman and Chief Executive Officer of Yum! Brands, Inc.

Lee R. Raymond JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Retired Chairman and Chief Executive Officer of Exxon Mobil Corporation

William C. Weldon JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Chairman and Chief Executive Officer of Johnson & Johnson

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 12 OF 18

Executive Officers (who are not directors)

Name	Principal Occupation or Employment
Frank J. Bisignano	Chief Administrative Officer

Steven D. Black	Co-Chief Executive Officer of the Investment Bank

John F. Bradley	Director of Human Resources

Michael J. Cavanagh	Chief Financial Officer

Stephen M. Cutler	General Counsel

William M. Daley	Head of Corporate Responsibility

Ina R. Drew	Chief Investment Officer

Samuel Todd Maclin	Chief Executive Officer of Commercial Banking

Jay Mandelbaum	Head of Strategy and Business Development

Heidi Miller	Chief Executive Officer of Treasury & Securities Services

Charles W. Scharf	Chief Executive Officer of Retail Financial Services

Gordon A. Smith	Chief Executive Officer of Card Services

James E. Staley	Chief Executive Officer of Asset Management

William T. Winters	Co-Chief Executive Officer of the Investment Bank

Barry L. Zubrow	Chief Risk Officer

Directors and Executive Officers of J.P. Morgan Securities Inc.

Name and Business Address	Principal Occupation or Employment
Douglas L. Braunstein JPMorgan Chase & Co. 277 Park Avenue, New York, NY 10172	Managing Director

Felice Di Iorio JPMorgan Chase & Co. 345 Park Avenue, New York, NY 10154	Managing Director

Carlos M. Hernandez JPMorgan Chase & Co. 277 Park Avenue, New York, NY 10172	Managing Director

William King JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

Steve MacLellan JPMorgan Chase & Co. 10 South Dearborn, Chicago, IL 60603	Managing Director

Donald H. McCree, III JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

Margaret Sullivan JPMorgan Chase & Co. 500 Stanton Christiana Road, Newark, DE 19713	Managing Director

Directors and Executive Officers of J.P. Morgan Ventures Corporation

Name and Business Address	Principal Occupation or Employment
John J. Coffey JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

Daniel F. Hines JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

Benjamin B. Lopata JPMorgan Chase & Co. 1 Chase Manhattan Plaza, New York, NY 10005	Managing Director

Jennifer A. Piepszak JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

Peter W. Smith JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Vice President

Christopher Yu JPMorgan Chase & Co. 270 Park Avenue, New York, NY 10017	Managing Director

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 13 OF 18

Directors and Executive Officers of J.P. Morgan Whitefriars Inc.

Name and Business Address	Principal Occupation or Employment
James T. Brett JPMorgan Chase & Co. 277 Park Avenue, New York, NY 10172	Managing Director

Carlos M. Hernandez JPMorgan Chase & Co. 277 Park Avenue, New York, NY 10172	Managing Director

Ian R. Lyall JPMorgan Chase & Co. 125 London Wall, London EC2Y 5AJ, UK	Managing Director

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 14 OF 18

Schedule II

Proceedings

The term “JPMorgan Chase” means JPMorgan Chase & Co. and its consolidated subsidiaries. The term “JPMSI” means J.P. Morgan Securities Inc.

1.	In April 2003, JPMorgan Chase, along with nine other financial services firms operating in the U.S., reached a settlement with the Securities and Exchange Commission (“SEC”), the New York State Attorney General’s Office, the New York Stock Exchange (“NYSE”), the National Association of Securities Dealers, Inc. (“NASD”), and the North American Securities Administrators Association (on behalf of state securities regulators) to resolve their investigations relating to alleged research conflicts of interest. Without admitting or denying the allegations, JPMorgan Chase agreed, among other things, (i) to pay $50 million for retrospective relief, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure the integrity of JPMorgan Chase analyst research, (iii) to contribute $25 million spread over five years to provide independent third-party research to clients and (iv) to contribute $5 million towards investor education.

2.	On July 28, 2003, JPMorgan Chase announced that it had reached agreements with the SEC, the Federal Reserve Bank of New York (“FRB”), the New York State Banking Department (“NYSBD”) and the New York County District Attorney’s Office (“NYDA”), resolving matters relating to JPMorgan Chase’s involvement with certain transactions involving Enron. In connection with the SEC settlement, the SEC alleged that JPMorgan Chase aided and abetted a securities fraud by Enron. JPMorgan Chase neither admitted nor denied the SEC’s allegations but consented to relief sought by the SEC, including an order enjoining JPMorgan Chase from future violations of the antifraud provisions of the securities laws and requiring JPMorgan Chase to pay a total of $135 million, consisting of $65 million of disgorgement of revenues, $5 million of interest and $65 million of penalties. The agreement with the NYDA provided that neither JPMorgan Chase nor any of its officers or employees would be prosecuted by the NYDA and that JPMorgan Chase would pay a total of $27.5 million, consisting of $25 million in penalties and $2.5 million in reimbursement of expenses of the NYDA. JPMorgan Chase also committed to take certain measures to improve its handling of structured finance transactions. The agreement with the FRB and the NYSBD required JPMorgan Chase to adopt programs acceptable to the FRB and the NYSBD for enhancing JPMorgan Chase’s management of credit risk and legal and reputational risk, particularly in relation to its participation in structured finance transactions.

3.	In late September 2003, JPMSI and the SEC agreed to resolve matters relating to the SEC’s investigation of JPMSI’s IPO allocation practices during 1999 and 2000. The SEC alleged that JPMSI violated Rule 101 of SEC Regulation M in certain “hot” IPOs by attempting to induce certain customers to place aftermarket orders for IPO shares before the IPO was completed. Also, in the case of one IPO, the SEC alleged that JPMSI violated “just and equitable principles of trade” under NASD Conduct Rule 2110 by persuading at least one customer to accept an allocation of shares in a “cold” IPO in exchange for a promise of an allocation of shares in an upcoming IPO that was expected to be oversubscribed. JPMSI neither admitted nor denied the SEC’s allegations, but consented to a judgment (entered October 1, 2003) enjoining JPMSI from future violations of Regulation M and NASD Conduct Rule 2110 and requiring JPMSI to pay a civil penalty of $25 million.

4.	In February 2005, JPMSI consented, without admitting or denying the findings, to a censure and fine, by the SEC, the NYSE and the NASD relating to allegations that JPMSI violated the record-keeping requirements of the Securities Exchange Act of 1934, Rule 17A-4 thereunder, and other NASD and NYSE rules during the period July 1, 1999 to June 30, 2002 by failing to preserve for three years, and/or to preserve in an accessible place for two years, electronic mail communications received and sent by its employees that related to its business as a member of an exchange, broker, or dealer. A total fine of $2,100,000 was paid ($700,000 to the NASD; $700,000 to the NYSE; $700,000 to the SEC).

5.	In March 2008, JPMorgan Chase and the SEC agreed to resolve matters relating to the SEC’s investigation of JPMorgan Chase’s and Bank One Corporation’s conduct as asset-backed indenture trustees for certain special-purpose subsidiary programs (programs) of National Century Financial Enterprises, Inc. (“NCFE”), formerly a

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 15 OF 18

Dublin, Ohio healthcare financing company, during the approximate period 1999-2002. The SEC alleged, among other things, that at the instruction of NCFE, JPMorgan Chase and Bank One made transfers between reserve accounts in the programs that contradicted NCFE’s representations to investors about how the reserve accounts would be used and contravened the requirements of the indentures governing the program. The SEC further alleged that JPMorgan Chase was a cause of NCFE’s violations of Section 17(a)(3) of the Securities Act. JPMorgan Chase neither admitted nor denied the SEC’s allegations, but consented to the issuance of a consent decree requiring JPMorgan Chase to cease and desist from committing or causing any violations and any future violations of Section 17(a)(3) of the Securities Act, and requiring JPMorgan Chase to pay disgorgement of $1,286,808.82 and prejudgment interest of $711,335.76.

6.	In addition to the above matters, JPMorgan Chase and JPMSI have been involved in a number of other civil proceedings which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Each of these proceedings was settled by JPMorgan Chase and/or JPMSI consenting to the entry of an order without admitting or denying the allegations in the complaint. Such proceedings are reported and summarized in the JPMSI Form BD and JPMorgan Chase’s periodic reports on Forms 8-K, 10-Q and 10-K filed with the SEC, and in other regulatory reports, which descriptions are hereby incorporated by reference.

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 16 OF 18

Schedule III

Transactions During the Past Sixty Days

Name	Security	Purchase (P) / Sale (S)	Quantity	Price $	Trade Date
JPMorgan Chase & Co.	BSC COMMON STOCK	P	11,500,000	12.2369	3/24/2008

J.P. Morgan Securities Inc.	BSC COMMON STOCK	P	3,161	88.3481	2/5/2008
J.P. Morgan Securities Inc.	BSC COMMON STOCK	S	3,002	86.8428	2/5/2008
J.P. Morgan Securities Inc.	BSC COMMON STOCK	S	159	83.7343	2/6/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$100 BSC	P	188,000	4.1000	2/8/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$110 BSC	P	5,300	2.0000	2/8/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$85 BSC	P	48,000	8.9503	2/12/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$90 BSC	P	45,700	7.4000	2/12/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$110 BSC	P	14,500	1.6500	2/12/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$75 BSC	P	100,000	15.2000	2/15/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$75 BSC	P	230,700	13.6433	2/19/2008
J.P. Morgan Securities Inc.	BSC COMMON STOCK	P	1,211	77.4857	3/5/2008
J.P. Morgan Securities Inc.	BSC COMMON STOCK	S	1,211	78.0497	3/5/2008
J.P. Morgan Securities Inc.	CALL XUP JAN 09 @$80 BSC (09LPS)	P	216,100	12.5056	3/5/2008
J.P. Morgan Securities Inc.	CALL XUP JAN 09 @$80 BSC (09LPS)	S	56,900	3.0000	3/13/2008
J.P. Morgan Securities Inc.	CALL BVD APR 08 @$65 BSC	P	250,000	3.5400	3/13/2008
J.P. Morgan Securities Inc.	CALL BVD JUL 08 @$75 BSC	S	78,200	2.5765	3/13/2008
J.P. Morgan Securities Inc.	BSC COMMON STOCK	P	1,623	6.3900	3/20/2008

J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	13,970	89.0049	1/25/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	2,700	87.3296	1/25/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	8,265	91.1489	1/28/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	8,600	91.1431	1/28/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	4,600	92.0277	1/29/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	32,200	90.8600	1/29/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	16,391	89.3214	1/30/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	1,900	88.8974	1/30/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	3,416	90.6200	1/31/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	1,300	90.5354	1/31/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	27,479	90.5692	2/1/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	8,900	92.8359	2/1/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	5,951	91.0093	2/4/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	4,000	90.5956	2/4/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	23,769	86.4997	2/5/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	200,161	88.3824	2/5/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	5,135	82.5201	2/6/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	22,730	82.9255	2/6/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	16,456	83.0072	2/7/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	5,700	82.5663	2/7/2008

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 17 OF 18

J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	2,300	80.7296	2/8/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	9,600	80.6181	2/8/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	117,350	79.7257	2/11/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	4,000	78.0710	2/12/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	8,700	80.4575	2/13/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	12,065	80.6148	2/13/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	1,500	78.4033	2/14/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	6,300	78.6621	2/14/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	215,340	74.0394	2/15/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	11,492	82.5666	2/15/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	7,558	80.3054	2/19/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	8,760	79.7088	2/19/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	4,800	82.5627	2/20/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	8,705	82.1731	2/20/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	6,311	82.4851	2/21/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	500	82.5500	2/21/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	23,600	83.7393	2/22/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	40,077	83.2858	2/22/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	10,194	86.6238	2/25/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	73,814	86.7200	2/25/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	1,500	86.3040	2/26/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	31,115	113.7602	2/27/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	8,917	87.4672	2/27/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	2,548	84.2200	2/28/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	2,710	84.4531	2/28/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	31,907	80.0546	2/29/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	23,400	81.3060	2/29/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	1,500	76.8200	3/3/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	50,512	77.3043	3/3/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	3,000	77.0760	3/4/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	9,891	75.6511	3/4/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	22,834	75.8655	3/5/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	4,211	76.0601	3/5/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	7,925	69.9000	3/6/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	15,250	71.2993	3/6/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	12,530	69.4757	3/7/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	6,700	62.4693	3/10/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	25,400	63.6234	3/10/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	45,000	62.8492	3/11/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	18,517	63.2824	3/12/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	29,050	56.6736	3/13/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	15,245	55.9060	3/13/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	226,700	111.9862	3/14/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	59,330	37.2442	3/14/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	177,500	33.3427	3/17/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	52,500	109.4762	3/18/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	10,000	60.0000	3/19/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	78,135	6.3900	3/20/2008

SCHEDULE 13D

CUSIP NO. 073902108	PAGE 18 OF 18

J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	S	43,045	17.8157	3/20/2008
J.P. Morgan Whitefriars Inc.	BSC COMMON STOCK	P	500	120.0000	3/24/2008

J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	10,000	89.3567	1/30/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	P	300	91.6700	2/4/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	145	89.2300	2/5/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	100	83.6300	2/6/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	5,000	82.6782	2/15/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	800	87.0625	2/27/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	600	84.8317	2/28/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	100	73.5100	3/6/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	S	500	69.8100	3/7/2008
J.P. Morgan Ventures Corporation	BSC COMMON STOCK	P	15,000	33.4149	3/14/2008